UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Impax Laboratories, Inc.

(Name of Issuer)

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

45256B101

(CUSIP Number)

Mark A. Schlossberg, Esq. Senior Vice President, General Counsel Impax Laboratories, Inc. 30831 Huntwood Avenue Hayward, CA 94544 (510) 476-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45256B101	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Larry (Chung-Chiang) Hsu, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER (1) 3,673,318
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER (1) 3,673,318
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 3,673,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (1) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 45256B101	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ann (Fung-Hwa) Hsu, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER (1) 3,673,318
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER (1) 3,673,318
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 3,673,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (1) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

Page 4 of 8 Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Impax Laboratories, Inc., a Delaware corporation (the “Company”), with its principal executive office located at 30831 Huntwood Avenue, Hayward, California 94544.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by:

(i) Larry (Chung-Chiang) Hsu, Ph.D.; and

(ii) Ann (Fung-Hwa) Hsu, Ph.D. (together, the “Reporting Persons”).

(b) The principal business address of each of the Reporting Persons is Impax Laboratories, Inc., 30831 Huntwood Avenue, Hayward, California 94544, United States.

(c) Larry Hsu is the President and Chief Executive Officer of the Company. Ann Hsu is the Vice President, Clinical Research of the Company and the spouse of Larry Hsu.

(d) Neither of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Both of the Reporting Persons are natural persons and are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Each of the Reporting Persons previously acquired shares of Common Stock upon the exercise of stock options and the receipt of restricted stock awards from the Company.

Larry Hsu was previously awarded options to purchase an aggregate of 800,000 shares of Common Stock, of which 532,500 shares of Common Stock underlying options may be exercisable within 60 days of the date hereof.

Ann Hsu was previously awarded options to purchase an aggregate of 126,500 shares of Common Stock of which 109,250 shares of Common Stock underlying options may be exercisable within 60 days of the date hereof.

Item 4. Purpose of the Transaction

Each of the Reporting Persons may acquire additional securities of the Company from time to time in the future, subject to certain factors, including market conditions and their assessment of the business and prospects of the Company.

Page 5 of 8 Pages

Each of the Reporting Persons is continually evaluating the business and prospects of the Company, and his/her present and future interests in, and intentions with respect to, the Company and may at any time decide to dispose of any or all of the shares of the Company currently owned by him/her as well as securities he/she may acquire in the future, subject to certain factors, including applicable securities laws and market conditions.

Except as set forth in this statement, neither of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Each of the Reporting Persons may be deemed to beneficially own an aggregate of 3,673,318 shares of Common Stock, comprised of (i) 526,903 shares of Common Stock held directly by Larry Hsu, (ii) 2,369,568 shares held in The Hsu Family Trust, as to which each of the Reporting Persons has shared voting and investment power, (iii) 532,500 shares of Common Stock underlying options held by Larry Hsu that may be exercised within 60 days of the date hereof, (iv) 135,097 shares of Common Stock held directly by Ann Hsu and (v) 109,250 shares of Common Stock underlying options held by Ann Hsu that may be exercised within 60 days of the date hereof. The aggregate shares held by the Reporting Persons does not include 1,248,295 shares of Common Stock held in the Hsu Children Irrevocable Trust, as to which shares neither Reporting Person has voting or investment power and as to which each of the Reporting Persons disclaims beneficial ownership. The 3,673,318 shares of Common Stock beneficially held by each of the Reporting Persons represent approximately 5.5% of the shares of Common Stock outstanding as of April 5, 2012.

(b) Each of the Reporting Persons exercises shared voting and investment power with respect to 3,673,318 shares of Common Stock.

(c)	Neither Reporting Person has effected a transaction in shares of Common Stock during the past sixty days.

(d) Except as described herein, neither Reporting Person is aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by him/her.

(e)	Not applicable.

Page 6 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated April 20, 2012.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2012

/s/ Larry (Chung-Chiang) Hsu, Ph.D.
Larry (Chung-Chiang) Hsu, Ph.D.

/s/ Ann (Fung-Hwa) Hsu, Ph.D.
Ann (Fung-Hwa) Hsu, Ph.D.